Hylsamex
Mexico's Steel

RECEIVED
2005 JAN -4 P 12:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-4252

06010078

SUPPL

December 16, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ____________________
Othón G. Díaz del Guante Villarreal

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Comisión Nacional de Valores: Hylsamex's Quarterly report for the third quarter 2005, dated October 28, 20005	October 28, 2005
2	Hylsamex's Quarterly report for the third quarter of 2005, dated October 28,2005	October 28, 2005

Hylsamex
El Acero de México®

Octubre 28, 2005

Resultados al Tercer Trimestre 2005

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de septiembre del año 2005 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

- El 22 de agosto se concretó la venta de Hylsamex al Grupo Techint, a través de una oferta publica adquirió el 99.29% de las acciones en circulación, tomando el control de la compañía a partir de esta fecha.
- El cambio de control accionario trajo, para la compañía en 3T05 tener que reconocer en sus Estados Financieros una serie de ajustes extraordinarios; en primer lugar, se ajustaron algunas previsiones y diferimientos de costos con cargo a los resultados del ejercicio por US$43 millones, buscando así un alineamiento con criterios internacionales acordes con las políticas del Grupo Techint, en segundo lugar, se ha entrado en un proceso de reorganización, cambiando a un esquema de organización tipo funcional en lugar de unidades de negocio que genero como comienzo del programa un impacto en los resultados de US$20 millones, y por ultimo, derivado del proceso de venta de las acciones y compromisos contraídos por la administración anterior se pagaron US$10 millones de honorarios por consultorías y comisiones.
- Con el objetivo de hacer más eficientes y competitivas las operaciones de Hylsamex, se dio inicio al proceso de cierre de la Acería #1 de Aceros Planos. El impacto en resultados por la baja de estos activos es de US$ 28 millones. Asimismo se aprobó un plan de inversión por US$60 millones para incrementar la producción del Molino #1, duplicando su capacidad actual a un millón de toneladas por año.
- Hylsamex registró en 3T05 un volumen de ventas de 772,100 toneladas, volumen inferior en 55,600 y 52,600 toneladas versus 2T05 y 3T04 respectivamente. Contra ambos trimestres, la disminución se explica principalmente por el menor nivel de producción del Molino #1 de Aceros Planos destinado a la exportación.
- Los ingresos totalizaron US$579 millones en 3T05. El ingreso por tonelada alcanzó US$750/tonelada en 3T05, que representa disminución de 3% y aumento de 1% contra el mismo periodo de 2004 y el trimestre previo, respectivamente. Esto debido a una reducción en los precios internacionales del acero.
- El costo de ventas alcanzó US$574/tonelada en 3T05, 16% mayor que el US$496/tonelada obtenido en el mismo trimestre de 2004 y 4% también mayor al US$550/tonelada registrado en el trimestre anterior, mayores precios de energéticos y chatarras explican principalmente el incremento. Durante los últimos trimestres, la Compañía ha logrado atenuar significativamente los aumentos en costos de energéticos a través de su programa de cobertura de gas natural.

- En 3T05 Hylsamex generó EBITDA de US$114 millones, (afectado por algunos cargos y ajustes extraordinarios según se comenta más adelante) 51% y 24% menor que el EBITDA de US$232 millones y US$150 millones del mismo periodo de 2004 y el trimestre previo, respectivamente. El margen de EBITDA alcanzó 20% en 3T05.
- En 3T05 y bajo la gestión anterior, Hylsamex pagó un dividendo por US$ 143 millones.
- Hylsamex terminó el trimestre con una deuda neta de caja de US$507 millones, que representa una reducción de US$39 millones durante 2005.

RESUMEN

Hylsamex continuó produciendo buenos resultados en términos de flujo de efectivo de operación durante 3T05, a pesar de menores volúmenes de venta y a una ligera caída en los precios de venta. Hylsamex continuó capitalizando su integración vertical y su moderna planta productiva para mantener los costos relativamente estables y siguió mostrando atractivos niveles de rentabilidad, a pesar de que los precios internacionales del acero continuaron cayendo, sin embargo a fines del trimestre se notó un cambio en la tendencia, particularmente en los Estados Unidos, en donde se produjo una recuperación.

En el mes de julio se implementaron aumentos de sueldo de un promedio de 4.5% al personal empleado.

Las tendencias de oferta y demanda de acero en economías relevantes como las de China y Estados Unidos, así como el costo de energéticos, permanecen como variables importantes que pueden afectar el desempeño futuro de la Compañía.

VOLUMEN DE VENTAS

Hylsamex registró en 3T05 un volumen de ventas de 772,100 volumen inferior en 55,600 y 52,600 toneladas versus 3T04 y 2T05 respectivamente. Contra ambos trimestres, la disminución se explica por el menor nivel de producción del Molino 1 de Aceros Planos, destinado a la exportación.

El volumen de ventas doméstico totalizó 645,500 toneladas en 3T05, superior 6% o 37,200 toneladas a las 608,100 toneladas registradas en el mismo trimestre de 2004 y 2% o 10,600 toneladas superiores a las 634,300 toneladas del trimestre anterior. El aumento versus el trimestre anterior fue ocasionado principalmente por mayores ventas de productos planos, mientras que en productos largos se tuvo una disminución.

Las exportaciones en 2T05 alcanzaron 126,300 toneladas, 92,800 toneladas menores a las 219,600 toneladas exportadas en el mismo trimestre de 2004 y también inferiores a las 189,800 toneladas del trimestre anterior. La baja en producción del Molino #1 de Aceros Planos afecto el volumen de exportaciones.

Durante el periodo enero-septiembre 2005, Hylsa ha vendido 2,342,100 toneladas, 2% menos que los embarques de 2,402,200 toneladas registrados en los primeros nueve meses de 2004. Las ventas domésticas disminuyeron 1%, a un nivel de 1,836,600 toneladas, debido al programa de mantenimiento en el minimill de la División Aceros Planos durante enero de 2005 y a condiciones de mercado recientes que han reducido la producción del Molino #1. Los embarques de exportación también disminuyeron 8% ya que sumaron 505,500 toneladas en los primeros nueve meses de 2005.

INGRESO

Hylsamex registró un solido nivel de ingresos en 3T05. La Compañía tuvo ingresos por US$579 millones (Ps. 6,264 millones) en 3T05, 10% menores que los US$640 millones (Ps.7,619 millones) alcanzados en el mismo trimestre de 2004 y también 5% menores a los US$612 millones (Ps.6,806 millones) obtenidos en el trimestre anterior. En ambas comparaciones, las disminuciones se debieron principalmente a un menor volumen de ventas.

El ingreso por tonelada de Hylsamex en 3T05 alcanzó US$750/tonelada, que consiste de un precio promedio de acero de US$688/tonelada y de un US$62/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$750/tonelada para 3T05 representa una disminución de 3% o US$23/tonelada en relación al US$773/tonelada logrado en el mismo trimestre de 2004 y refleja un aumento de 1% o US$8/tonelada comparado con el US$742/tonelada obtenido en el trimestre previo. La disminución en el ingreso por tonelada vs. mismo trimestre año anterior fue causada principalmente por menores precios del acero en los mercados internacional y doméstico.

En los primeros nueve meses de 2005, la Compañía registro ingresos por US$1,764 millones (Ps.19,595 millones) de ingresos, un incremento de 4% en relación a los ingresos de US$1,690 millones (Ps.20,090 millones) obtenidos en el periodo comparable de 2004. El ingreso promedio por tonelada acumulado alcanzó US$753/tonelada, aun por arriba 7% comparado con el ingreso promedio por tonelada de US$703/tonelada logrado en el periodo comparable de 2004.

Costo de Ventas

En 3T05, la flexibilidad en la carga metálica y la integración vertical de Hylsamex le permitieron alcanzar una relativa estabilidad en costos, ya que el costo por tonelada aumento US$24/ton, por incrementos en precios de energéticos y materia prima externa principalmente. La Compañía mantuvo la producción de fierro esponja cerca de capacidad máxima, suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas.

El costo de ventas para 3T05 totalizó US$443 millones (Ps.4,795 millones), 8% superior a los US$411 millones (Ps.4,891 millones) registrados en el mismo trimestre de 2004 y 2% menor que los US$453 millones (Ps.5,046 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió principalmente por incrementos en los costos de la electricidad y materia prima externa.

El costo de ventas para los primeros nueve meses de 2005 ascendió a US$1,305 millones (Ps.14,486 millones), lo que significa un aumento de 15% del nivel de costos de US$1,131 millones (Ps.13,439 millones) registrado en el mismo periodo de 2004. El aumento en el costo de ventas refleja principalmente mayores costos variables producto de mayores costos de la chatarra y energéticos; mientras que en el costo fijo también aumentó, aunque en menor grado, causado por mayores gastos de mantenimiento en 2005.

Durante los últimos dos trimestres, la Compañía ha logrado atenuar significativamente los aumentos en costos de energéticos a través de su programa de cobertura de gas natural.

Gastos de Operación

Los gastos de operación para 3T05 alcanzaron US$55 millones (Ps.594 millones), mayores que los US$28 millones (Ps.330 millones) registrados en el mismo trimestre de 2004 y superiores a los US$41 millones (Ps.460 millones) reportados en el trimestre anterior. El aumento en el nivel de gasto en el trimestre se explica por algunos cargos extraordinarios: por un lado un aumento en la reserva de incobrables por US$8 millones, un ajuste a las reservas de compensación variable por US$6 millones y un incremento en la reserva para pago de prima de vacaciones para ajustarla a criterio de devengado en lugar de pagado US$4 millones.

Para los nueve meses terminados en septiembre de 2005, los gastos de operación totalizaron US$134 millones (Ps.1,481 millones), superiores a los US$87 millones (Ps.1,034 millones) registrados en los primeros nueve meses de 2004 reflejando los efectos mencionados anteriormente.

UTILIDAD DE OPERACIÓN Y EBITDA

Durante 3T05, la utilidad de operación totalizó US$81 millones (Ps.875 millones), US$120 millones menor que los US$201 millones (Ps.2,397 millones) obtenidos en el mismo trimestre de 2004 y US$36 millones menor que los US$117 millones (Ps.1,302 millones) logrados en el trimestre anterior. El margen operativo de Hylsa para 3T05 alcanzó 14%, menor que los márgenes operativos de 31% y 19% obtenidos en el mismo trimestre de 2004 y en el trimestre anterior, respectivamente.

El EBITDA en 3T05 de US$114 millones (Ps.1,236 millones) fue 51% menor a los US$232 millones (Ps.2,763 millones) conseguidos en el mismo trimestre de 2004 y fue 24% menor a los US$150 millones (Ps.1,670 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsa alcanzó 20% durante 3T05, menor a los márgenes de EBITDA de 36% y 25% obtenidos en el mismo trimestre de 2004 y en el trimestre previo, respectivamente. En una base por tonelada, el EBITDA alcanzó US$148/tonelada en 3T05, US$132/tonelada menor que el US$280/tonelada obtenido en el mismo trimestre de 2004 y US$34/tonelada menor al US$182/tonelada logrado en el trimestre previo.

La utilidad de operación acumulada durante los primeros nueve meses de 2005 totalizó US$325 millones (Ps.3,628 millones),31% menor a la utilidad de operación obtenida en el mismo periodo de 2004, que fue de US$472 millones (5,618 millones). De manera similar, el EBITDA disminuyó, ya que Hylsamex generó US$425 millones (Ps.4,737 millones) en los primeros nueve meses de 2005, una disminución de 25% comparado al EBITDA de US$564 millones (Ps.6,715 millones) acumulado en el mismo periodo de 2004.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 3T05 un costo financiero neto de US$13 millones (Ps.139 millones), que se compara con costos financieros netos por US$10 millones obtenidos el mismos trimestre de 2004 y versus una ganancia financiera neta obtenida de US$1 millones (Ps.6 millones) en el trimestre previo. Las variaciones en el RIF observadas en los trimestres de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda de Hylsamex que casi en su totalidad está contratada en la divisa estadounidense. En 3T05, la Compañía registró una pérdida cambiaria mínima de US$1 millones comparado vs el trimestre anterior donde se registro una ganancia cambiaria de US$ US$16 millones. La Compañía continuó experimentando una carga financiera relativamente menor, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo desde 2004. Los gastos financieros netos para 3T05 totalizaron US$16 millones, una disminución US$4 millones, comparado al mismo trimestre de 2004 y prácticamente similar al obtenido el trimestre anterior.

En los primeros nueve meses de 2005, la Compañía registró un costo financiero neto de US$25 millones (Ps.280 millones), menor que el costo financiero neto de US$54 millones (Ps.638 millones) reportado para el mismo periodo de 2004. La mayor parte de la reducción obedece a mayores ganancias cambiarias en 2005 en lugar de pérdidas cambiarias como sucedió en 2004, además de la reducción en gastos financieros netos en 2005. Estos cambios favorables solamente fueron compensados en parte por menores ganancias monetarias en 2005, que se derivaron de menor inflación doméstica, y un menor saldo de pasivos monetarios en el balance general de Hylsa.

AJUSTES EXTRAORDINARIOS

A continuación se presenta la lista de los ajustes y su impacto en cada renglón de los Estados Financieros

Concepto:	Mill Ps.	Renglón de afectación: E. Res.
1.- Criterios Internacionales:		
a.- Mantenimiento extraordinario	-207	Otro ingreso/gasto
b.- Lento movimiento	-55	Otro ingreso/gasto
c.- Obsolescencia	-209	Otro ingreso/gasto
2.- Proceso reorganización	-218	Otro ingreso/gasto
3.- Comisiones proceso de venta Hmx	-113	Otro ingreso/gasto
4.- Discontinuación Acería #1	-300	Otro ingreso/gasto
Total	**-1,102**	

RESULTADO NETO CONSOLIDADO

En 3T05 se obtuvo una pérdida neta consolidada de US$48 millones (Ps.509 millones), la cual estuvo influenciada por los gastos extraordinarios previamente explicados. Sin ajustes y cargos extraordinarios la compañía estaría reportando US$35 millones de utilidad neta, que representaría una disminución en relación a la utilidad neta de US$119 millones (Ps.1,418 millones) y de US$89 millones (Ps.968 millones) reportadas en el mismo periodo de 2004, y contra la reportada el trimestre anterior respectivamente.

Hylsamex ha generado una utilidad neta consolidada de US$136 millones (Ps.1,549 millones) durante los primeros nueve meses de 2005 (sin ajustes serían US$237 millones), menor a la utilidad neta de US$306 millones (Ps.3,643 millones) reportada para el mismo periodo de 2004.

Variación de la Deuda Neta en 3T05

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de septiembre de 2005 fue de US$507 millones, US$36 millones más que el saldo de US$471 millones que se tenía el 30 de junio de 2005. El aumento se explica porque la Holding tomo un financiamiento de corto plazo por US$70 millones para cubrir compromisos de la administración anterior.

Hylsa Prepaga Notas con vencimiento 2010

Durante 3T05, su subsidiaria Hylsa pago exitosamente sus Notas con vencimiento en 2010 que tenía un saldo insoluto de US$161 millones. Para liquidar esta operación, Hylsa obtuvo dos financiamientos bancarios a 5 años, uno en pesos por US$64 millones con una tasa de interés de TIIE más 1.75 puntos con pagos de interés mensual y otro en dólares por US$ 98 millones con una tasa de interés de Libor 3 meses más 1.50 puntos con pagos de interés trimestral, ambos créditos inician a amortizarse en 16 pagos trimestrales a partir de octubre de 2006.

Dividendo, Impuestos y Reservas de Efectivo

En 3T05, La compañía pagó un dividendo por US$143 millones como parte de los compromisos de la administración anterior. Durante el mes de septiembre la compañía recibió US$13 millones por devolución de impuestos al activo correspondientes al año fiscal 2004.

Las reservas de efectivo alcanzaron US$167 millones al 30 de septiembre de 2005, un aumento de US$54 millones en relación al saldo de US$113 millones a fines del trimestre anterior y US$30 millones por arriba del saldo de US$146 millones al final del mismo trimestre del año anterior.

Razones Financieras Clave

La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.82 x a fines del 3T05, mostrando una mejora con respecto del 0.96x observado en el trimestre comparable de 2004 y ligeramente por encima del 0.64x del trimestre anterior. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) alcanzó 9.26x al final del 3T05, comparada con 6.88x en el mismo trimestre de 2004 y 10.48x en el trimestre previo.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Estado Consolidado de Situación Financiera

Al 30 de septiembre de 2005, comparativo con 2004

(Millones de pesos de poder adquisitivo del 30 de septiembre de 2005)

Activos	2005	2004
Activo Circulante:		
Efectivo y valores de realización inmediata	$ 1,814	$ 1,336
Efectivo restringido		
Clientes	3,139	3,694
Otras cuentas por cobrar	1,365	877
Inventarios	3,443	4,128
Total Activo Circulante	**9,761**	**10,035**
Cuentas por cobrar de compañías afiliadas		
Inversiones permanentes	1,335	1,017
Inmuebles, maquinaria y equipo	20,365	21,446
Cargos diferidos	1,075	1,726
Impuestos diferidos	358	72
Otros activos	361	314
TOTAL ACTIVO	$33,255	$34,610

PASIVO Y CAPITAL	2005	2004
Pasivo a corto plazo:		
Vencimiento de pasivo a largo plazo	$ 947	$ 567
Deuda C.P. con Cía. afiliada		
Préstamos bancarios	760	
Intereses acumulados por pagar	27	76
Cuentas y gastos acumulados por pagar	4,171	4,339
Total Pasivo a Corto Plazo	**5,905**	**4,982**
Pasivo a Largo Plazo:		
Deuda a largo plazo	5,647	7,624
Deuda L.P. con Cía. afiliada		505
Impuestos diferidos	2,772	3,554
Estimación de remuneraciones al retiro	1,258	1,468
Total Pasivo a Largo Plazo	9,677	13,151
TOTAL PASIVO	**15,582**	**18,133**
CAPITAL CONTABLE:		
Capital social nominal	5,970	5,970
Incremento por actualización	1,359	1,359
	7,329	7,329
Otro capital contribuido	598	600
Capital contribuido	7,927	7,929
Capital ganado	7,633	6,531
Total interés mayoritario	15,560	14,460
Interés minoritario	2,113	2,017
TOTAL CAPITAL CONTABLE	**17,673**	**16,477**
TOTAL PASIVO Y CAPITAL CONTABLE	**$33,255**	**$34,610**

Estado Consolidado de Resultados

Pera el período terminado el 30 de septiembre de 2005, comparativo con 2004
(Millones de pesos de poder adquisitivo del 30 de septiembre de 2005)

	2005	2004
Ventas netas	$ 19,595	$ 20,090
Costo de ventas	(14,486)	(13,439)
Utilidad bruta	5,109	6,651
Gastos de operación	(1,481)	(1,033)
Utilidad de operación	3,628	5,618
Resultado integral de financiamiento, neto	(280)	(638)
Otros productos (gastos), neto	(1,063)	(58)
Utilidad (pérdida) antes de las siguientes provisiones	2,285	4,922
Provisiones para:		
Impuesto sobre la renta y al activo	(879)	(1,538)
Participación de los trabajadores en las utilidades	(179)	(175)
Utilidad (pérdida) antes de participación en los resultados de compañía asociada	1,227	3,209
Participación en resultados de compañía asociada	322	434
Utilidad neta consolidada	1,549	3,643
Utilidad (pérdida) neta del interés minoritario	(67)	(54)
Utilidad (pérdida) neta del interés mayoritario	**$ 1,482**	**$ 3,589**

Estado Consolidado de Cambios en la Situación Financiera

Pera el período terminado el 30 de septiembre de 2005, comparativo con 2004
(Millones de pesos de poder adquisitivo del 30 de septiembre de 2005)

	2005	2004
Operaciones:		
Utilidad antes de partida extraordinaria	$ 1,549	$ 3,643
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,108	1,095
Participación en resultados de asociada	(322)	(434)
Impuestos diferidos	79	1,312
Otras, *neto*	452	106
	2,866	5,722
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	156	(1,540)
Inventarios	811	(1,578)
Pasivo laboral		
Cuentas por pagar y gastos acumulados	(88)	1,350
	879	(1,768)
Recursos generados por la operación	**3,745**	**3,954**
Financiamiento:		
Créditos recibidos	4,290	3,355
Préstamos con compañías afiliadas		13
Pago de créditos	(4,542)	(8,320)
Incremento en capital	(13)	1,619
Dividendos (decretados) recibidos	(2,646)	
Recursos (aplicados) generados por actividades financieras	(2,911)	(3,333)
Inversión:		
Inmuebles, maquinaria y equipo	(665)	(232)
Cargos diferidos	215	(137)
Otros activos	(7)	59
Recursos aplicados a actividades de inversión	(459)	(310)
Aumento (disminución) en efectivo y equivalentes de efectivo	**375**	**311**
Efectivo y equivalentes de efectivo de empresas desinvertidas		
Efectivo y equivalentes de efectivo al principio del periodo	1,439	1,025
Efectivo y equivalentes de efectivo al final del periodo	**$ 1,814**	**$ 1,336**

Hylsamex

El Acero de México®

Hylsamex, S.A. de C.V.
File No. 82-4252

74959

Octubre 28, 2005

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
01 NOV. 2005
DIR. GRAL. DE PROGRAMACION, PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

At'n: Lic. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

Para informarle que el día de hoy nuestra compañía Hylsamex, S.A. de C.V. ha remitido su información financiera correspondiente al 3° trimestre del 2005 a la Bolsa Mexicana de Valores, vía el sistema electrónico SEDI.

Envio por este medio la constancia que pide el titulo cuarto, articulo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 con relación a dicha información, en el entendido de que la misma constancia esta siendo remitida fisicamente a esa H. Comisión a traves de la oficialía de partes.

Atentamente,

C.P. Gerardo A. González V.
Director de Administración

Ave. Guerrero Nte 151, San Nicolás de los Garza, N.L. 66452 • Tel. (81) 8865-2828 • Fax (81) 8865-2125

Hylsamex
El Acero de México®

Hylsamex, S.A. de C.V.
File No. 82-4252

Octubre 28, 2005

Comision Nacional Bancaria y de Valores
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

De conformidad con el Título Cuarto, artículo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 y con relación a la Información Financiera por el 3° trimestre de 2005 reportada por Hylsamex, S.A. de C.V., hacemos constar lo siguiente:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asímismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera trimestral de referencia ha sido enviada a la Bolsa Mexicana de Valores el día de hoy, a través del sistema electrónico SEDI.

Atentamente,

Ing. Daniel Novegil
Director General

Lic. Ricardo Sada Villarreal
Director de Finanzas

Ave. Guerrero Nte 151, San Nicolás de los Garza, N.L. 66452 • Tel. (81) 8865-2828 • Fax (81) 8865-2125

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252
RECEIVED
2005 JAN -4 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 49269 bytes.

Fecha de recepcion: Oct 28 2005 4:58:00:936PM.

Folio de recepcion: 107695.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**33,254,657**	**100**	**34,609,753**	**100**
2	**ACTIVO CIRCULANTE**	**9,761,439**	**29**	**10,035,287**	**29**
3	EFECTIVO E INVERSIONES TEMPORALES	1,813,739	5	1,336,174	4
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,139,313	9	3,694,737	11
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,294,187	4	871,436	3
6	INVENTARIOS	3,443,340	10	4,127,863	12
7	OTROS ACTIVOS CIRCULANTES	70,860	0	5,077	0
8	**LARGO PLAZO**	**1,334,973**	**4**	**1,017,322**	**3**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,330,363	4	1,012,547	3
11	OTRAS INVERSIONES	4,610	0	4,775	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,364,895**	**61**	**21,445,545**	**62**
13	INMUEBLES	1,224,559	4	1,205,140	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	40,903,101	123	41,595,746	120
15	OTROS EQUIPOS	216,168	1	211,993	1
16	DEPRECIACION ACUMULADA	22,619,114	68	22,265,438	64
17	CONSTRUCCIONES EN PROCESO	640,181	2	698,104	2
18	**ACTIVO DIFERIDO (NETO)**	**1,793,350**	**5**	**2,111,599**	**6**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**15,581,599**	**100**	**18,132,837**	**100**
21	**PASIVO CIRCULANTE**	**5,904,858**	**38**	**4,982,346**	**27**
22	PROVEEDORES	1,646,104	11	2,561,249	14
23	CREDITOS BANCARIOS	1,706,483	11	567,315	3
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	689,299	4	405,441	2
26	OTROS PASIVOS CIRCULANTES	1,862,972	12	1,448,341	8
27	**PASIVO A LARGO PLAZO**	**5,646,526**	**36**	**8,129,171**	**45**
28	CREDITOS BANCARIOS	5,570,494	36	3,265,904	18
29	CREDITOS BURSATILES	70,696	0	4,347,101	24
30	OTROS CREDITOS	5,336	0	516,166	3
31	**CREDITOS DIFERIDOS**	**4,030,215**	**26**	**5,021,320**	**28**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**17,673,058**	**100**	**16,476,916**	**100**
34	**PARTICIPACION MINORITARIA**	**2,112,889**	**12**	**2,017,109**	**12**
35	**CAPITAL CONTABLE MAYORITARIO**	**15,560,169**	**88**	**14,459,807**	**88**
36	**CAPITAL CONTRIBUIDO**	**7,926,904**	**45**	**7,929,098**	**48**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,969,552	34	5,969,552	36
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,359,530	8	1,359,530	8
39	PRIMA EN VENTA DE ACCIONES	597,822	3	600,016	4
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**7,633,265**	**43**	**6,530,709**	**40**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,508,072	42	9,629,680	58
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,356,712)	(8)	(6,688,265)	(41)
45	**RESULTADO NETO DEL EJERCICIO**	1,481,905	8	3,589,294	22

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,813,739**	**100**	**1,336,174**	**100**
46	EFECTIVO	248,141	14	184,393	14
47	INVERSIONES TEMPORALES	1,565,598	86	1,151,781	86
18	**CARGOS DIFERIDOS**	**1,793,350**	**100**	**2,111,599**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,075,025	60	1,708,122	81
49	CREDITO MERCANTIL	0	0	17,203	1
50	IMPUESTOS DIFERIDOS	357,961	20	72,317	3
51	OTROS	360,364	20	313,957	15
21	**PASIVO CIRCULANTE**	**5,904,858**	**100**	**4,982,346**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	2,348,037	40	1,616,209	32
53	PASIVOS EN MONEDA NACIONAL	3,556,821	60	3,366,137	68
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,862,972**	**100**	**1,448,341**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	44,973	2	91,011	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,817,999	98	1,357,330	94
27	**PASIVO A LARGO PLAZO**	**5,646,526**	**100**	**8,129,171**	**100**
59	PASIVO EN MONEDA EXTRANJERA	4,952,226	88	8,129,171	100
60	PASIVO EN MONEDA NACIONAL	694,300	12	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**70,696**	**100**	**4,347,101**	**100**
61	OBLIGACIONES	0	0	3,546,705	82
62	PAGARE DE MEDIANO PLAZO	70,696	100	800,396	18
30	**OTROS CREDITOS**	**5,336**	**100**	**516,166**	**100**
63	OTROS CREDITOS CON COSTO	5,336	100	516,166	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,030,215**	**100**	**5,021,320**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,771,728	69	3,554,078	71
67	OTROS	1,258,487	31	1,467,242	29
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,356,712)**	**100**	**(6,688,265)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,356,712)	(100)	(6,688,265)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,856,581	5,052,941
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,257,493	1,467,241
74	NUMERO DE FUNCIONARIOS (*)	156	177
75	NUMERO DE EMPLEADOS (*)	2,386	2,565
76	NUMERO DE OBREROS (*)	4,684	4,633
77	NUMERO DE ACCIONES EN CIRCULACION (*)	607,502,511	607,502,511
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**19,594,745**	**100**	**20,089,920**	**100**
2	COSTO DE VENTAS	14,486,076	74	13,439,119	67
3	**RESULTADO BRUTO**	**5,108,669**	**26**	**6,650,801**	**33**
4	GASTOS DE OPERACION	1,481,112	8	1,033,116	5
5	**RESULTADO DE OPERACION**	**3,627,557**	**19**	**5,617,685**	**28**
6	COSTO INTEGRAL DE FINANCIAMIENTO	280,297	1	638,341	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,347,260**	**17**	**4,979,344**	**25**
8	OTRAS OPERACIONES FINANCIERAS	1,062,783	5	58,060	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,284,477**	**12**	**4,921,284**	**24**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,058,044	5	1,713,347	9
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,226,433**	**6**	**3,207,937**	**16**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	322,884	2	435,169	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,549,317**	**8**	**3,643,106**	**18**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,549,317**	**8**	**3,643,106**	**18**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,549,317**	**8**	**3,643,106**	**18**
19	PARTICIPACION MINORITARIA	67,412		53,812	0
20	**RESULTADO NETO MAYORITARIO**	**1,481,905**	**8**	**3,589,294**	**18**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**19,594,745**	**100**	**20,089,920**	**100**
21	NACIONALES	14,953,920	76	15,364,893	76
22	EXTRANJERAS	4,640,825	24	4,725,027	24
23	CONVERSION EN DOLARES (***)	470,341	2	328,208	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**280,297**	**100**	**638,341**	**100**
24	INTERESES PAGADOS	626,294	223	811,785	127
25	PERDIDA EN CAMBIOS	95,696	34	244,790	38
26	INTERESES GANADOS	84,305	30	51,220	8
27	GANANCIA EN CAMBIOS	227,430	81	33,380	5
28	RESULTADO POR POSICION MONETARIA	(93,114)	(33)	(358,319)	(56)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	24,685	4
43	GANACIA EN ACTUALIZACION DE UDI'S	36,844	13	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**1,062,783**	**100**	**58,060**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	1,062,783	100	58,060	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,058,044**	**100**	**1,713,347**	**100**
32	I.S.R.	878,930	83	1,537,923	90
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	179,114	17	175,424	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	22,641,947	22,862,039
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	26,743,366	24,404,857
39	RESULTADO DE OPERACION (**)	5,536,748	5,823,396
40	RESULTADO NETO MAYORITARIO (**)	4,393,452	2,901,430
41	RESULTADO NETO (**)	4,458,815	2,964,270

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,264,437**	**100**	**7,618,809**	**100**
2	COSTO DE VENTAS	4,795,340	77	4,891,835	64
3	**RESULTADO BRUTO**	**1,469,097**	**23**	**2,726,974**	**36**
4	GASTOS DE OPERACION	593,887	9	329,602	4
5	**RESULTADO DE OPERACION**	**875,210**	**14**	**2,397,372**	**31**
6	COSTO INTEGRAL DE FINANCIAMIENTO	139,359	2	117,024	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**735,851**	**12**	**2,280,348**	**30**
8	OTRAS OPERACIONES FINANCIERAS	1,079,381	17	16,932	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(343,530)**	**(5)**	**2,263,416**	**30**
10	PROVISION PARA IMPUESTOS Y P.T.U.	242,554	4	975,476	13
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(586,084)**	**(9)**	**1,287,940**	**17**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	67,455	1	129,991	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(518,629)**	**(8)**	**1,417,931**	**19**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(518,629)**	**(8)**	**1,417,931**	**19**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(518,629)**	**(8)**	**1,417,931**	**19**
19	PARTICIPACION MINORITARIA	14,761		6,639	0
20	**RESULTADO NETO MAYORITARIO**	**(533,390)**	**(9)**	**1,411,292**	**19**

CLAVE DE COTIZACION: HYLSAMX

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**6,264,437**	**100**	**7,618,809**	**100**
21	NACIONALES	4,960,854	79	5,548,962	73
22	EXTRANJERAS	1,303,583	21	2,069,847	27
23	CONVERSION EN DOLARES (***)	322,381	5	228,111	3
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**139,359**	**100**	**117,024**	**100**
24	INTERESES PAGADOS	205,070	147	253,447	217
25	PERDIDA EN CAMBIOS	(18,037)	(13)	18,168	16
26	INTERESES GANADOS	27,953	20	14,095	12
27	GANANCIA EN CAMBIOS	(66,593)	(48)	2,463	2
28	RESULTADO POR POSICION MONETARIA	(41,737)	(30)	(148,665)	(127)
42	PERDIDA EN ACTUALIZACION DE UDI'S	(7,733)	(6)	10,632	9
43	GANACIA EN ACTUALIZACION DE UDI'S	36,844	26	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**1,079,381**	**100**	**16,932**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	1,079,381	100	16,932	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**242,554**	**100**	**975,476**	**100**
32	I.S.R.	181,316	75	819,370	84
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	61,238	25	156,106	16
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,549,317**	**3,643,106**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,317,193	2,052,848
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**2,866,510**	**5,695,954**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	878,693	(1,768,287)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**3,745,203**	**3,927,667**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(251,478)	(4,951,687)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(2,659,980)	1,644,899
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,911,458)**	**(3,306,788)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(458,684)**	**(309,743)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	375,061	311,136
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,438,678	1,025,038
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,813,739	1,336,174

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,317,193**	**2,052,848**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,108,357	1,095,299
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	41,977	98,759
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	166,859	858,790
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**878,693**	**(1,768,287)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	498,427	(1,163,693)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	810,717	(1,578,246)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(342,653)	(376,543)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(471,010)	862,271
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	383,212	487,924
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(251,478)**	**(4,951,687)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	830,014	8,600
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	3,448,444	3,346,284
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	11,667	13,488
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(292,763)	(8,242,602)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(4,236,614)	(64,093)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(12,226)	(13,364)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(2,659,980)**	**1,644,899**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(13,444)	1,644,899
31	(-) DIVIDENDOS PAGADOS	(2,646,536)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(458,684)**	**(309,743)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(82)	8
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(451,155)	(368,663)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(7,447)	58,912

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	7.91	%	18.13	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	28.24	%	20.07	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	13.41	%	8.56	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	6.01	%	9.84	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.80	veces	0.71	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.31	veces	1.14	veces
8	ROTACION DE INVENTARIOS (**)	5.52	veces	4.18	veces
9	DIAS DE VENTAS POR COBRAR	38	días	43	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.26	%	10.44	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	46.86	%	52.39	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.88	veces	1.10	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	46.85	%	53.74	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	27.73	%	37.91	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	5.79	veces	6.92	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.72	veces	1.35	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.65	veces	2.01	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.07	veces	1.19	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.63	veces	0.55	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	30.72	%	26.82	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	14.63	%	28.35	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	4.48	%	(8.80)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	5.98	veces	4.84	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	8.64	%	149.74	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	91.36	%	(49.74)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	98.36	%	119.02	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 7.23		$ 4.78	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 7.23		$ 4.78	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 25.61		$ 23.80	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.25	veces	1.02	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	4.42	veces	5.06	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS	$ (1,362,197)
RESULTADO POR TENENCIA DE ACITVOS NO MONETARIOS	310
IMPUESTO DIFERIDO EN CAPITAL	5,175
TOTAL	$ (1,356,712)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

HECHOS SOBRESALIENTES

El 22 de agosto se concretó la venta de Hylsamex al Grupo Techint, a través de una oferta publica adquirió el 99.29% de las acciones en circulación, tomando el control de la compañía a partir de esta fecha.

El cambio de control accionario trajo, para la compañía en 3T05 tener que reconocer en sus Estados Financieros una serie de ajustes extraordinarios; en primer lugar, se ajustaron algunas previsiones y diferimientos de costos con cargo a los resultados del ejercicio por US$43 millones, buscando así un alineamiento con criterios internacionales acordes con las políticas del Grupo Techint, en segundo lugar, se ha entrado en un proceso de reorganización, cambiando a un esquema de organización tipo funcional en lugar de unidades de negocio que genero como comienzo del programa un impacto en los resultados de US$20 millones, y por ultimo, derivado del proceso de venta de las acciones y compromisos contraídos por la administración anterior se pagaron US$10 millones de honorarios por consultorías y comisiones.

Con el objetivo de hacer más eficientes y competitivas las operaciones de Hylsamex, se dio inicio al proceso de cierre de la Acería #1 de Aceros Planos. El impacto en resultados por la baja de estos activos es de US$ 28 millones. Asimismo se aprobó un plan de inversión por US$60 millones para incrementar la producción del Molino #1, duplicando su capacidad actual a un millón de toneladas por año.

Hylsamex registró en 3T05 un volumen de ventas de 772,100 toneladas, volumen inferior en 55,600 y 52,600 toneladas versus 2T05 y 3T04 respectivamente. Contra ambos trimestres, la disminución se explica principalmente por el menor nivel de producción del Molino #1 de Aceros Planos destinado a la exportación.

Los ingresos totalizaron US$579 millones en 3T05. El ingreso por tonelada alcanzó US$750/tonelada en 3T05, que representa disminución de 3% y aumento de 1% contra el mismo periodo de 2004 y el trimestre previo, respectivamente. Esto debido a una reducción en los precios internacionales del acero.

El costo de ventas alcanzó US$574/tonelada en 3T05, 16% mayor que el US$496/tonelada obtenido en el mismo trimestre de 2004 y 4% también mayor al US$550/tonelada registrado en el trimestre anterior, mayores precios de energéticos y chatarras explican principalmente el incremento. Durante los últimos trimestres, la Compañía ha logrado atenuar significativamente los aumentos en costos de energéticos a través de su programa de cobertura de gas natural.

En 3T05 Hylsamex generó EBITDA de US$114 millones, (afectado por algunos cargos y ajustes extraordinarios según se comenta más adelante) 51% y 24% menor que el EBITDA de US$232 millones y US$150 millones del mismo periodo de 2004 y el trimestre previo, respectivamente. El margen de EBITDA alcanzó 20% en 3T05.

En 3T05 y bajo la gestión anterior, Hylsamex pagó un dividendo por US$ 143 millones.

Hylsamex terminó el trimestre con una deuda neta de caja de US$507 millones, que representa una reducción de US$39 millones durante 2005.

RESUMEN

Hylsamex continuó produciendo buenos resultados en términos de flujo de efectivo de operación durante 3T05, a pesar de menores volúmenes de venta y a una ligera caída en los precios de venta. Hylsamex continuó capitalizando su integración vertical y su moderna planta productiva para mantener los costos relativamente estables y siguió mostrando atractivos niveles de rentabilidad, a pesar de que los precios internacionales del acero continuaron cayendo, sin embargo a fines del trimestre se notó un cambio en la tendencia, particularmente en los Estados Unidos, en donde se produjo una recuperación.

En el mes de julio se implementaron aumentos de sueldo de un promedio de 4.5% al personal empleado.

Las tendencias de oferta y demanda de acero en economías relevantes como las de China y Estados Unidos, así como el costo de energéticos, permanecen como variables importantes que pueden afectar el desempeño futuro de la Compañía.

VOLUMEN DE VENTAS

Hylsamex registró en 3T05 un volumen de ventas de 772,100 volumen inferior en 55,600 y 52,600 toneladas versus 3T04 y 2T05 respectivamente. Contra ambos trimestres, la disminución se explica por el menor nivel de producción del Molino 1 de Aceros Planos, destinado a la exportación.

El volumen de ventas doméstico totalizó 645,500 toneladas en 3T05, superior 6% o 37,200 toneladas a las 608,100 toneladas registradas en el mismo trimestre de 2004 y 2% o 10,600 toneladas superiores a las 634,300 toneladas del trimestre anterior. El aumento versus el trimestre anterior fue ocasionado principalmente por mayores ventas de productos planos, mientras que en productos largos se tuvo una disminución.

Las exportaciones en 2T05 alcanzaron 126,300 toneladas, 92,800 toneladas menores a las 219,600 toneladas exportadas en el mismo trimestre de 2004 y también inferiores a las 189,800 toneladas del trimestre anterior. La baja en producción del Molino #1 de Aceros Planos afecto el volumen de exportaciones.

Durante el periodo enero-septiembre 2005, Hylsa ha vendido 2,342,100 toneladas, 2% menos que los embarques de 2,402,200 toneladas registrados en los primeros nueve meses de 2004. Las ventas domésticas disminuyeron 1%, a un nivel de 1,836,600 toneladas, debido al programa de mantenimiento en el minimill de la División Aceros Planos durante enero de 2005 y a condiciones de mercado recientes que han reducido la producción del Molino #1. Los embarques de exportación también disminuyeron 8% ya que sumaron 505,500 toneladas en los primeros nueve meses de 2005.

INGRESO

Hylsamex registró un solido nivel de ingresos en 3T05. La Compañía tuvo ingresos por US$579 millones (Ps. 6,264 millones) en 3T05, 10% menores que los US$640 millones (Ps.7,619 millones) alcanzados en el mismo trimestre de 2004 y también 5% menores a los US$612 millones (Ps.6,806 millones) obtenidos en el

trimestre anterior. En ambas comparaciones, las disminuciones se debieron principalmente a un menor volumen de ventas.

El ingreso por tonelada de Hylsamex en 3T05 alcanzó US$750/tonelada, que consiste de un precio promedio de acero de US$688/tonelada y de un US$62/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$750/tonelada para 3T05 representa una disminución de 3% o US$23/tonelada en relación al US$773/tonelada logrado en el mismo trimestre de 2004 y refleja un aumento de 1% o US$8/tonelada comparado con el US$742/tonelada obtenido en el trimestre previo. La disminución en el ingreso por tonelada vs. mismo trimestre año anterior fue causada principalmente por menores precios del acero en los mercados internacional y doméstico.

En los primeros nueve meses de 2005, la Compañía registro ingresos por US$1,764 millones (Ps.19,595 millones) de ingresos, un incremento de 4% en relación a los ingresos de US$1,690 millones (Ps.20,090 millones) obtenidos en el periodo comparable de 2004. El ingreso promedio por tonelada acumulado alcanzó US$753/tonelada, aun por arriba 7% comparado con el ingreso promedio por tonelada de US$703/tonelada logrado en el periodo comparable de 2004.

COSTO DE VENTAS

En 3T05, la flexibilidad en la carga metálica y la integración vertical de Hylsamex le permitieron alcanzar una relativa estabilidad en costos, ya que el costo por tonelada aumento US$24/ton, por incrementos en precios de energéticos y materia prima externa principalmente. La Compañía mantuvo la producción de fierro esponja cerca de capacidad máxima, suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas.

El costo de ventas para 3T05 totalizó US$443 millones (Ps.4,795 millones), 8% superior a los US$411 millones (Ps.4,891 millones) registrados en el mismo trimestre de 2004 y 2% menor que los US$453 millones (Ps.5,046 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió principalmente por incrementos en los costos de la electricidad y materia prima externa.

El costo de ventas para los primeros nueve meses de 2005 ascendió a US$1,305 millones (Ps.14,486 millones), lo que significa un aumento de 15% del nivel de costos de US$1,131 millones (Ps.13,439 millones) registrado en el mismo periodo de 2004. El aumento en el costo de ventas refleja principalmente mayores costos variables producto de mayores costos de la chatarra y energéticos; mientras que en el costo fijo también aumentó, aunque en menor grado, causado por mayores gastos de mantenimiento en 2005.

Durante los últimos dos trimestres, la Compañía ha logrado atenuar significativamente los aumentos en costos de energéticos a través de su programa de cobertura de gas natural.

GASTOS DE OPERACIÓN

Los gastos de operación para 3T05 alcanzaron US$55 millones (Ps.594 millones), mayores que los US$28 millones (Ps.330 millones) registrados en el mismo trimestre de 2004 y superiores a los US$41 millones (Ps.460 millones) reportados en el trimestre anterior. El aumento en el nivel de gasto en el trimestre se explica por algunos cargos extraordinarios: por un lado un aumento en la reserva de incobrables por US$8 millones, un ajuste a las reservas de compensación variable por US$6 millones y un incremento en la reserva para pago de prima de vacaciones para ajustarla a criterio de devengado en lugar de pagado US$4 millones.

Para los nueve meses terminados en septiembre de 2005, los gastos de operación totalizaron US$134 millones (Ps.1,481 millones), superiores a los US$87 millones (Ps.1,034 millones) registrados en los primeros nueve meses de 2004 reflejando los efectos mencionados anteriormente.

UTILIDAD DE OPERACIÓN Y EBITDA

Durante 3T05, la utilidad de operación totalizó US$81 millones (Ps.875 millones), US$120 millones menor que los US$201 millones (Ps.2,397 millones) obtenidos en el mismo trimestre de 2004 y US$36 millones menor que los US$117 millones (Ps.1,302 millones) logrados en el trimestre anterior. El margen operativo de Hylsa para 3T05 alcanzó 14%, menor que los márgenes operativos de 31% y 19% obtenidos en el mismo trimestre de 2004 y en el trimestre anterior, respectivamente.

El EBITDA en 3T05 de US$114 millones (Ps.1,236 millones) fue 51% menor a los US$232 millones (Ps.2,763 millones) conseguidos en el mismo trimestre de 2004 y fue 24% menor a los US$150 millones (Ps.1,670 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsa alcanzó 20% durante 3T05, menor a los márgenes de EBITDA de 36% y 25% obtenidos en el mismo trimestre de 2004 y en el trimestre previo, respectivamente. En una base por tonelada, el EBITDA alcanzó US$148/tonelada en 3T05, US$132/tonelada menor que el US$280/tonelada obtenido en el mismo trimestre de 2004 y US$34/tonelada menor al US$182/tonelada logrado en el trimestre previo.

La utilidad de operación acumulada durante los primeros nueve meses de 2005 totalizó US$325 millones (Ps.3,628 millones),31% menor a la utilidad de operación obtenida en el mismo periodo de 2004, que fue de US$472 millones (5,618 millones). De manera similar, el EBITDA disminuyó, ya que Hylsamex generó US$425 millones (Ps.4,737 millones) en los primeros nueve meses de 2005, una disminución de 25% comparado al EBITDA de US$564 millones (Ps.6,715 millones) acumulado en el mismo periodo de 2004.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 3T05 un costo financiero neto de US$13 millones (Ps.139 millones), que se compara con costos financieros netos por US$10 millones obtenidos el mismos trimestre de 2004 y versus una ganancia financiera neta obtenida de US$1 millones (Ps.6 millones) en el trimestre previo. Las variaciones en el RIF observadas en los trimestres de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda de Hylsamex que casi en su totalidad

está contratada en la divisa estadounidense. En 3T05, la Compañía registró una pérdida cambiaria mínima de US$1 millones comparado vs el trimestre anterior donde se registro una ganancia cambiaria de US$ US$16 millones. La Compañía continuó experimentando una carga financiera relativamente menor, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo desde 2004. Los gastos financieros netos para 3T05 totalizaron US$16 millones, una disminución US$4 millones, comparado al mismo trimestre de 2004 y prácticamente similar al obtenido el trimestre anterior.

En los primeros nueve meses de 2005, la Compañía registró un costo financiero neto de US$25 millones (Ps.280 millones), menor que el costo financiero neto de US$54 millones (Ps.638 millones) reportado para el mismo periodo de 2004. La mayor parte de la reducción obedece a mayores ganancias cambiarias en 2005 en lugar de pérdidas cambiarias como sucedió en 2004, además de la reducción en gastos financieros netos en 2005. Estos cambios favorables solamente fueron compensados en parte por menores ganancias monetarias en 2005, que se derivaron de menor inflación doméstica, y un menor saldo de pasivos monetarios en el balance general de Hylsa.

AJUSTES EXTRAORDINARIOS

A continuación se presenta la lista de los ajustes y su impacto en cada renglón de los Estados Financieros

Concepto:	Mill Ps. E. Res.	Renglón de afectación:
1.- Criterios Internacionales:		
a.- Mantenimiento extraordinario	-207	Otro ingreso/gasto
b.- Lento movimiento	-55	Otro ingreso/gasto
c.- Obsolescencia	-209	Otro ingreso/gasto
2.- Proceso reorganización	-218	Otro ingreso/gasto
3.- Comisiones proceso de venta Hmx	-113	Otro ingreso/gasto
4.- Discontinuación Acería #1	-300	Otro ingreso/gasto
Total	-1,102	

RESULTADO NETO CONSOLIDADO

En 3T05 se obtuvo una pérdida neta consolidada de US$48 millones (Ps.509 millones), la cual estuvo influenciada por los gastos extraordinarios previamente explicados. Sin ajustes y cargos extraordinarios la compañía estaría reportando US$35 millones de utilidad neta, que representaría una disminución en relación a la utilidad neta de US$119 millones (Ps.1,418 millones) y de US$89 millones (Ps.968 millones) reportadas en el mismo periodo de 2004, y contra la reportada el trimestre anterior respectivamente.

Hylsamex ha generado una utilidad neta consolidada de US$136 millones (Ps.1,549 millones) durante los primeros nueve meses de 2005 (sin ajustes serían US$237 millones), menor a la utilidad neta de US$306 millones (Ps.3,643 millones) reportada para el mismo periodo de 2004.

DEUDA NETA Y OTROS RUBROS

VARIACIÓN DE LA DEUDA NETA EN 3T05

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de septiembre de 2005 fue de US$507 millones, US$36 millones más que el saldo de US$471 millones que se tenía el 30 de junio de 2005. El aumento se explica porque la Holding tomo un financiamiento de corto plazo por US$70 millones para cubrir compromisos de la administración anterior.

HYLSA PREPAGA NOTAS CON VENCIMIENTO 2010

Durante 3T05, su subsidiaria Hylsa pago exitosamente sus Notas con vencimiento en 2010 que tenía un saldo insoluto de US$161 millones. Para liquidar esta operación, Hylsa obtuvo dos financiamientos bancarios a 5 años, uno en pesos por US$64 millones con una tasa de interés de TIIE más 1.75 puntos con pagos de interés mensual y otro en dólares por US$ 98 millones con una tasa de interés de Libor 3 meses más 1.50 puntos con pagos de interés trimestral, ambos créditos inician a amortizarse en 16 pagos trimestrales a partir de octubre de 2006.

DIVIDENDO, IMPUESTOS Y RESERVAS DE EFECTIVO

En 3T05, La compañía pagó un dividendo por US$143 millones como parte de los compromisos de la administración anterior. Durante el mes de septiembre la compañía recibió US$13 millones por devolución de impuestos al activo correspondientes al año fiscal 2004.

Las reservas de efectivo alcanzaron US$167 millones al 30 de septiembre de 2005, un aumento de US$54 millones en relación al saldo de US$113 millones a fines del trimestre anterior y US$30 millones por arriba del saldo de US$146 millones al final del mismo trimestre del año anterior.

RAZONES FINANCIERAS CLAVE

La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.82 x a fines del 3T05, mostrando una mejora con respecto del 0.96x observado en el trimestre comparable de 2004 y ligeramente por encima del 0.64x del trimestre anterior. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) alcanzó 9.26x al final del 3T05, comparada con 6.88x en el mismo trimestre de 2004 y 10.48x en el trimestre previo.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE SEPTIEMBRE DE 2005 COMPARATIVOS CON 2004

Millones de pesos de poder adquisitivo del 30 de septiembre de 2005
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Ternium (Grupo Techint), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

Al 30 de septiembre las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2005	2004
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	100
Metal Building Solutions, S. A. de C. V.	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	100
Galvacer Servicios, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (Ferropción) (c)	100	100
Galvamet América Corp. (d)	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (e)	12	37
Siderúrgica del Orinoco, C. A. (Sidor)	60	60
Express Anáhuac Operadora, S. A. de C. V.	100	100

Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

(c) A partir de junio de 2004 Ferropción dejó de operar; sus actividades serán llevadas a cabo por otras partes relacionadas.

(d) El 14 de septiembre de 2004 se constituyó Galvamet America Corp., cuya principal actividad consiste en la fabricación de paneles para la industria de la construcción.

(e) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de junio de 2005.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 114.5630, 110.5730 y 105.3220 al 30 de septiembre de 2005, 2004 y 2003, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se expresan a su valor de mercado. Las diferencias entre el

monto a la fecha de inversión y la del estado de situación financiera, se reconocen en resultados dentro del resultado integral de financiamiento.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

Las acciones de empresas asociadas se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

d. Dilución en asociada

El efecto de dilución en asociada (disminución en el porcentaje de control) se reconoce formando parte del capital contable, directamente en la cuenta de utilidades acumuladas, en el ejercicio en el cual ocurren las transacciones que originan dichos efectos. El efecto de dilución se determina al comparar el valor contable de la inversión en acciones con base en la participación antes del evento de dilución contra dicho valor contable considerando la participación después del evento mencionado.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos por colocación de deuda, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos preoperativos, los cuales están sujetos a amortización y también se incluye excesos de costo sobre valor contable de acciones de subsidiarias y asociadas los cuales están sujeto a pruebas de deterioro.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

h. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

i. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

j. Estimación de remuneraciones al retiro y de remuneraciones al término de la relación laboral

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, así como las remuneraciones al término de la relación laboral se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

k. Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

l. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

m. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las

diferencias entre los valores contables y fiscales de los activos y pasivos.

n. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

o. Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	14,088,709
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,709,107
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	49,520
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	49,111
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(12)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	1.00	108,373,212	1,264,738
9 ELIMINACIONES		1	0.00	203,421	(691,619)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**115,282,574**	**16,469,604**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	1,330,363
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**1,330,363**
OTRAS INVERSIONES PERMANENTES					**4,610**
TOTAL					**17,804,577**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMEXT	13/08/2009	5.48	0	0	61,875	63,741	27,124	27,124	24,863	0	0	0	0	0	0	0
BANK OF AMERICA	13/08/2009	5.12	0	0	0	0	0	0	0	0	20,343	61,028	81,371	81,372	74,591	0
BCI (BANCO DE CREDITO E INVE	13/08/2009	5.12	0	0	0	0	0	0	0	0	3,390	10,171	13,562	13,562	12,432	0
CALYON	13/08/2009	5.12	0	0	0	0	0	0	0	0	16,952	50,857	67,809	67,809	62,159	0
CITIBANK	13/08/2009	5.12	0	0	0	0	0	0	0	0	20,343	61,031	81,370	81,371	74,590	0
COMERICA BANK	13/08/2009	5.12	0	0	0	0	0	0	0	0	16,952	50,857	67,809	67,809	62,159	0
EXPORT DEVELOPMENT CORP.	13/08/2009	5.12	0	0	0	0	0	0	0	0	6,781	20,343	27,124	27,124	24,863	0
FIDEICOMISO DE FOMENTO MINER	13/12/2010	7.44	0	0	2,872	18,380	24,508	14,934	13,019	16,274	0	0	0	0	0	0
HSBC MEXICO	13/08/2009	5.12	0	0	16,952	50,857	67,809	67,809	62,159	0	0	0	0	0	0	0
HYPOVEREINSBANK NY	13/08/2009	5.12	0	0	0	0	0	0	0	0	6,781	20,343	27,124	27,124	24,863	0
INBURSA	13/08/2009	5.12	0	0	0	759,465	0	0	0	0	0	0	0	0	0	0
LANDESBANK RP	18/08/2006	5.83	0	0	0	0	0	0	0	0	3,390	10,171	13,562	13,562	12,432	0
CON GARANTIA																
ABN AMRO BANK N.V	15/07/2010	5.66	0	0	0	0	0	0	0	0	0	0	34,718	43,398	69,437	69,437
BANCOMEXT, SNC	15/07/2010	5.64	0	0	13,562	40,686	71,607	75,947	88,966	34,718	0	0	0	0	0	0
BANORTE	15/07/2010	11.43	0	400,000	0	0	0	0	0	0	0	0	0	0	0	0
CALYON NY	15/07/2010	5.79	0	0	0	0	0	0	0	0	6,357	19,071	60,147	68,827	94,866	69,437
CITIBANK.-BANAMEX	15/07/2010	7.71	0	147,150	0	0	0	0	0	0	11,019	33,058	64,036	69,030	84,002	39,926
COMERICA BANK	15/07/2010	5.86	0	0	0	0	0	0	0	0	6,357	19,071	42,788	47,128	60,147	34,718
EXPORT DEVELOPMENT CORP.	30/09/2009	6.07	0	0	0	0	0	0	0	0	4,238	12,714	16,952	16,952	16,952	0
HSBC MEXICO	15/07/2010	7.88	0	147,150	8,476	25,428	53,869	58,859	73,831	39,926	0	0	0	0	0	0
HYPOVEREINSBANK NY	30/09/2009	6.07	0	0	0	0	0	0	0	0	13,562	40,686	54,248	54,248	54,248	0
INBURSA	05/05/2010	6.09	0	0	0	81,371	172,914	254,285	508,570	610,284	0	0	0	0	0	0
JPMORGAN CHASE BANK	30/09/2009	6.07	0	0	0	0	0	0	0	0	4,238	12,714	16,952	16,952	16,952	0
WEST LB	15/07/2010	5.66	0	0	0	0	0	0	0	0	0	0	26,039	32,549	52,078	52,078
TOTAL BANCARIOS			0	694,300	103,737	1,039,928	417,831	498,958	771,408	701,202	140,703	422,115	695,611	728,817	796,771	265,596

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
PMP 2007	09/03/2007	8.75	0	0	0	0	70,696	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	70,696	0	0	0	0	0	0	0	0	0
PROVEEDORES																
OTROS PROVEEDORES	30/09/2006		1,215,674	0	0	430,430	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,215,674	0	0	430,430	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/09/2006		1,651,848	0	0	211,124	5,336	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,651,848	0	0	211,124	5,336	0	0	0	0	0	0	0	0	0
			2,867,522	694,300	103,737	1,681,482	493,863	498,958	771,408	701,202	140,703	422,115	695,611	728,817	796,771	265,596

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	217,447	**2,359,191**	0	0	2,359,191
PASIVO	**682,866**	**7,408,755**			**7,408,755**
	226,419		0	0	2,456,533
	456,447		0	0	4,952,222
SALDO NETO	**(465,419)**	**(5,049,564)**			**(5,049,564)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	6,127,107	(11,729,852)	(5,602,744)	0.01	5,625
FEBRERO	6,460,094	(11,691,099)	(5,231,005)	0.01	6,454
MARZO	6,592,121	(11,316,709)	(4,724,588)	0.01	26,596
ABRIL	7,357,362	(11,643,599)	(4,286,236)	0.00	9,031
MAYO	6,433,595	(11,348,879)	(4,915,294)	0.00	(2,681)
JUNIO	6,133,854	(10,532,595)	(4,398,741)	0.00	(4,452)
JULIO	5,954,828	(9,970,679)	(4,015,851)	0.00	15,002
AGOSTO	6,023,271	(9,792,635)	(3,769,363)	0.00	4,202
SEPTIEMBRE	6,395,886	(11,946,841)	(5,550,955)	0.00	24,968
ACTUALIZACION:	0	0	0	0.00	8,369
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**93,114**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET AMERICA CORP	FABRICACION DE PANEL AISLADO	0	0
GALVATUBING INC	FABRICACION DE TUBERIA DE ACERO	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANSAMERICA E & I CORP	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	17.72
ELECTRODOS	UCAR CARBON MEXICANA				1.15
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.49
ALEACIONES	CIA. MINERA AUTLAN				2.97
ZINC	PEÑOLES				1.89
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.82
CAL	REGIO CAL				0.91
PINTURA					1.25

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,837	14,953,920			
TOTAL				14,953,920			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			505	4,640,825			
TOTAL				4,640,825			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 3 AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION	PORCION		LIBRE		
	$	VIGENTE	FIJA	VARIABLE	MEXICANOS	SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
L		0	101,162,048			101,162,048	994,423	
TOTAL			607,502,511	0	0	607,502,511	5,969,552	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
607,502,511

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

Las inversiones de activo fijo sumaron US$ 45 millones en los primero nueve meses del año y han sido destinados a inversiones normales en acero basico y minas, así como para aumentar la capacidad de producción de concentrado en la mina de Peña Colorada

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 12.0% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Información Financiera (IFRS) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	4.0
Utilidad Neta	21.7

Amazonia es una entidad económicamente independiente.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 28/10/2005 17:00

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS DE ALFA, S.A. DE C.V.
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66254
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1115
FAX:	01 81 8748 2514
E-MAIL:	aelizondo@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL DE HYLSAMEX
NOMBRE:	ING. DANIEL NOVEGIL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 28/10/2005 17:00

HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2125
E-MAIL:	daniel.novegil@siderar.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. RICARDO GERARDO SADA VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1201
FAX:	01 81 8331 1885
E-MAIL:	rsada@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO DE TAMSA
NOMBRE:	LIC. FELIX TODD PIÑERO
DOMICILIO:	CAMPOS ELISEOS # 400 PISO 17

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 28/10/2005 17:00

HYLSAMEX, S.A. DE C.V.

COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 55 5282 9904
FAX:	01 55 5282 9967
E-MAIL:	ftp@tamsa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	RESPONSABLE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. RICARDO GERARDO SADA VILLARREAL
DOMICILIO:	AVE. GUERRERO NTE. 151
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1201
FAX:	01 81 8331 1885
E-MAIL:	rsada@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. DANIEL NOVEGIL **DIRECTOR GENERAL**	**LIC. RICARDO SADA VILLARREAL** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 28 DE OCTUBRE DE 2005

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS	$ (1,362,197)
RESULTADO POR TENENCIA DE ACITVOS NO MONETARIOS	310
IMPUESTO DIFERIDO EN CAPITAL	5,175
TOTAL	$ (1,356,712)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.